Exhibit 99.1
June 14, 2022
Ferguson plc reports third quarter results
CONTINUED STRONG SALES AND OPERATING PERFORMANCE

	Three months ended April 30,
US$ (In millions, except per share amounts)	2022		2021		Change
	Reported(1)	Adjusted(2)	Reported(1)	Adjusted(2)	Reported	Adjusted
Net sales	7,284	7,284	5,916	5,916	+23.1%	+23.1%
Gross margin	30.3%	30.3%	30.9%	30.9%	(60) bps	(60) bps
Operating profit	712	747	520	559	+36.9%	+33.6%
Operating margin	9.8%	10.3%	8.8%	9.4%	+100 bps	+90 bps
Earnings per share - diluted	2.50	2.50	1.65	1.78	+51.5%	+40.4%
Adjusted EBITDA		795		602		+32.1%
Net debt(2) : Adjusted EBITDA		0.8x		0.4x
Third quarter highlights
-         Strong sales growth of 23.1% on top of tough prior year comparables.
-     Operating margin of 9.8% expanded by 100 bps (adjusted operating margin of 10.3%, up 90 bps), driven by disciplined cost control.
-     Completed four bolt-on acquisitions in the quarter; acquired an additional three post quarter end; and signed a definitive purchase agreement to acquire an own brand lighting and fan business, subject to regulatory approval. Annualized revenue for these acquisitions is approximately $450 million.
-    Share repurchases of $501 million during the quarter, with $918 million of our $2.0 billion buy back program completed during the first nine months of the year.
-        Achieved primary listing move to the NYSE on May 12, 2022.
Kevin Murphy, Ferguson CEO, commented:
“Our associates continued to drive outstanding service and support for our customers, delivering further market share gains and a strong financial performance. Disciplined cost control ensured earnings growth continued to outpace revenue growth as we ran up against strong prior year comparables. We continue to execute our strategy of investing for organic growth, consolidating our fragmented markets through acquisitions and returning capital to shareholders.
“Near term market demand remains supportive and we have increased our full year expectations for adjusted operating profit to $2.85 - $2.95 billion. While we are mindful of broader macroeconomic headwinds, our balanced business mix, agile business model and strong balance sheet position us well for the future.”

(1) The results are presented in accordance with U.S. GAAP on a continuing operations basis.
(2) The Company uses certain non-GAAP measures, which are not defined or specified under U.S. GAAP. See the section titled “Non-GAAP Reconciliations and Supplementary Information.”

Summary of financial results
Third quarter
Net sales of $7,284 million were 23.1% ahead of last year, and the same on an organic basis, as a 1.7% contribution from acquisitions was fully offset by one fewer trading day and the impact of foreign exchange rates. Inflation in the third quarter was approximately 20%.
Gross margins of 30.3% were 60 basis points lower than last year driven primarily by strong prior year comparables and changes in business mix. Operating expenses continued to be well controlled, resulting in an operating margin increase of 100 basis points (adjusted operating margin +90 basis points). We remain focused on productivity and efficiencies while investing in our talented associates, supply chain capabilities and technology.
Reported operating profit was $712 million (adjusted operating profit: $747 million), 36.9% ahead of last year (adjusted operating profit growth: 33.6%) as strong revenue and good cost control led to continued operating leverage.
Reported earnings per share on a diluted basis was $2.50 (adjusted earnings per share – diluted: $2.50), an increase of 51.5% (adjusted earnings per share – diluted growth: 40.4%) with the increase due to the strength of the profit performance in the period and the lower share count arising from share buy back programs.
USA - third quarter
The US business grew net sales by 23.9% which comprised 23.7% organic growth with 1.8% from acquisitions offset by 1.6% from one fewer trading day.
Residential end markets, which comprise just over half of our US revenue, remained robust during the quarter. New residential housing start and permit activity has continued at elevated levels. Overall, our residential revenue grew by approximately 20% in the third quarter.
Non-residential end markets, representing just under half of our US revenue, experienced strong growth. Our non-residential revenue grew by approximately 29% in the third quarter.
Adjusted operating profit of $736 million was 31.4% or $176 million ahead of last year.
We completed four acquisitions during the quarter with annualized revenues of approximately $50 million. We acquired two bolt-ons within our residential building and remodel customer group, Lighting Plus, a lighting business based in Alabama, and Founders Kitchen & Bath, a cabinetry design and install business serving the greater Atlanta region. We also acquired Adirondack Piping Solutions and AP Supply Co., both industrial distributors of PVF products in upstate New York and the southern US respectively.
Canada - third quarter
Net sales grew by 8.8%, with organic revenue growth of 11.3% offset by 1.8% from one fewer trading day and a further 0.7% due to the adverse impact of foreign exchange rates. Both residential and non-residential end markets saw good growth and adjusted operating profit of $20 million grew by 66.7%, significantly outpacing revenue growth as a result of good operating leverage.

Segmental overview

	Three months ended April 30,
US$ (In millions)	2022	2021	Change
Net sales:
USA	6,938	5,598	23.9%
Canada	346	318	8.8%
Total net sales	7,284	5,916	23.1%

Adjusted operating profit:
USA	736	560	31.4%
Canada	20	12	66.7%
Central and other costs	(9)	(13)
Total adjusted operating profit	747	559	33.6%
Financial position
Net debt at April 30, 2022 was $2,375 million and during the first nine months of the year we completed $918 million of the previously announced $2.0 billion share buy back.
On April 20, 2022, Ferguson closed a two-tranche $1.0 billion bond offering comprised of $300 million aggregate principal amount 4.25% notes due April 20, 2027 and $700 million aggregate principal amount 4.65% notes due April 20, 2032. The net proceeds will be used for general corporate purposes, including the repayment of existing debt.
We continue to see attractive growth opportunities through selective bolt-on acquisitions and subsequent to the quarter end we have completed an additional three acquisitions and signed a definitive purchase agreement to acquire a fourth, subject to regulatory approval. These bolt-ons include Aaron & Company, a leading plumbing and HVAC distributor in New Jersey and Safe Step Canada and Pacific Northwest, an independent dealer licensed to sell and install our Safe Step products. We also acquired STE, giving us broader distribution rights for geotextile products that remove contaminants from polluted water. Additionally, we signed a definitive purchase agreement to acquire Minka Lighting, an own brand lighting and fan company, which we expect to complete in the fourth quarter subject to regulatory approval. These post quarter end acquisitions have additional annualized revenues of approximately $400 million.
There have been no other significant changes to the financial position of the Company.
U.S. primary listing
On March 10, 2022, the Company announced that the special resolution to enable a US primary listing on the New York Stock Exchange was passed with 95.49% support from the votes cast.
Following the vote, the primary listing on the New York Stock Exchange became effective on May 12, 2022, aligning our listing structure with the geographic location of our operations and associates.
Outlook
Near term market demand remains supportive and we have increased our full year expectations for adjusted operating profit to $2.85 - $2.95 billion. While we are mindful of broader macroeconomic headwinds, our balanced business mix, agile business model and strong balance sheet position us well for the future.

For further information please contact

Ferguson
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111

Media inquiries
John Pappas, Director of Financial Communications	Mobile:	+1 484 790 2727
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419
Rebecca Kral (Brunswick)	Tel:	+1 917 818 9002
Investor conference call and webcast
A call with Kevin Murphy, CEO and Bill Brundage, CFO will commence at 7:30 a.m. ET (12:30 p.m. BST) today. The call will be recorded and available on our website after the event at www.fergusonplc.com.
Dial in number UK: +44 (0) 20 3936 2999
US: +1 646 664 1960
Ask for the Ferguson call quoting 461274. To access the call via your laptop, tablet or mobile device please go to www.fergusonplc.com. If you have technical difficulties, please click the “Listen by Phone” button on the webcast player and dial the number provided.
Ferguson is a leading North American value-added distributor providing expertise, solutions and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We exist to make our customers’ complex projects simple, successful and sustainable. Ferguson plc is listed on the New York Stock Exchange (NYSE: FERG) and the London Stock Exchange (LSE: FERG). For more information, please visit www.fergusonplc.com or follow us on LinkedIn https://www.linkedin.com/company/ferguson-enterprises.
Analyst resources
For further information on quarterly financial breakdowns, visit www.fergusonplc.com on the Investors & Media page under Analyst Consensus and Resources.
Provisional financial calendar

Q4 Results for period ending July 31, 2022	September 27, 2022

Legal disclaimer
Certain information included in this announcement is forward-looking, including within the meaning of the United States Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, projected interest in and ownership of our shares by domestic US investors, plans and objectives for future capabilities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, our ability to complete our announced acquisitions, and other statements concerning the success of our business and strategies. Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “believes”, “estimates”, “anticipates”, “expects”, “forecasts”, “intends”, “continues,” “plans”, “projects”, “goal”, “target”, “aim”, “may”, “will”, “would”, “could” or “should” or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this announcement are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including any macroeconomic or other consequences of the current conflict in Ukraine; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates; decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential RMI markets as well as the new construction market; failure to rapidly identify or effectively respond to consumer wants, expectations or trends; failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks; unsuccessful execution of our operational strategies; failure to attract, retain and motivate key associates; ineffectiveness of or disruption in our international supply chain or our fulfillment network, including delays in inventory, increased delivery costs or lack of availability; fluctuations in foreign currency and fluctuating product prices (inflation/deflation); inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions; regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies; legal proceedings as well as failure to comply with domestic and foreign laws and regulations or the occurrence of unforeseen developments such as litigation; changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada; privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches; exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks; funding risks related to our defined benefit pension plans; inability to renew leases on favorable terms or at all as well as any obligation under the applicable lease; failure to effectively manage and protect our facilities and inventory; our indebtedness and changes in our credit ratings and outlook; risks associated with the relocation of our primary listing to the United States and any volatility in our share price and shareholder base in connection therewith; and other risks and uncertainties set forth in our Annual Report and Accounts 2021 under the heading “Principal risks and their management,” in our Annual Report on Form 20-F filed with the SEC on September 28, 2021 under the heading “Risk Factors,” and in other filings we make with the SEC in the future.
Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Ferguson plc
Supplemental Segment Information
(unaudited)

Segmental and year-to-date overview
Details of the financial performance of the Company’s business segments are set out below:

	Three months ended April 30,			Nine months ended April 30,
US$ (In millions)	2022	2021	Change	2022	2021	Change
Net sales:
USA	6,938	5,598	23.9%	19,528	15,302	27.6%
Canada	346	318	8.8%	1,067	923	15.6%
Total net sales	7,284	5,916	23.1%	20,595	16,225	26.9%

Adjusted operating profit:
USA	736	560	31.4%	2,064	1,382	49.3%
Canada	20	12	66.7%	77	48	60.4%
Central and other costs	(9)	(13)		(39)	(37)
Total adjusted operating profit(1)	747	559	33.6%	2,102	1,393	50.9%
(1) See reconciliation of net income to adjusted operating profit in the section titled “Non-GAAP Reconciliations and Supplementary Information.” The Company uses adjusted operating profit as a measure of segment profit under U.S. GAAP.

Summary of Organic Revenue
Management evaluates organic revenue growth as it provides a consistent measure of the change in revenue year-on-year. Organic revenue growth is determined as the growth in total reported revenue excluding the growth (or decline) attributable to currency exchange rate fluctuations, trading days, acquisitions and disposals, divided by the preceding financial year’s revenue at the current year’s exchange rates.
A summary of the Company’s historical revenue and organic revenue growth is below:

	Q3 2022		Q2 2022		Q1 2022		Q4 2021		Q3 2021		Q2 2021
	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue
USA	23.9%	23.7%	32.6%	29.4%	27.1%	25.2%	23.6%	23.8%	23.3%	20.1%	5.2%	3.4%
Canada	8.8%	11.3%	18.7%	13.8%	19.6%	13.9%	30.8%	20.1%	52.2%	35.2%	8.8%	7.9%
Continuing operations	23.1%	23.1%	31.8%	28.5%	26.6%	24.5%	24.0%	23.6%	24.5%	20.9%	5.4%	3.6%
For further details regarding organic revenue growth, visit www.fergusonplc.com on the Investors & Media page under Analyst Consensus and Resources.

Ferguson plc
Non-GAAP Reconciliations and Supplementary Information
(unaudited)
Non-GAAP items
This announcement contains certain financial information that is not presented in conformity with U.S. GAAP. These non-GAAP measures include adjusted operating profit, adjusted operating margin, adjusted net income, adjusted earnings per share, adjusted earnings per share - diluted, adjusted EBITDA, net debt and net debt to adjusted EBITDA ratio. The Company believes that these non-GAAP measures provide meaningful information to assist shareholders in understanding financial results and assessing performance from period to period. Management believes these measures are important indicators of operations because they exclude items that may not be indicative of our core operating results and provide a better baseline for analyzing trends in our underlying businesses, and they are consistent with how business performance is planned, reported and assessed internally by management and the Board. Such non-GAAP adjustments include: amortization of acquired intangible assets, discrete tax items, restructuring charges, costs associated with the Company’s listing in the United States, gains or losses on the disposals of businesses which by their nature do not reflect primary operations and other material items deemed non-recurring in nature and/or that are not a result of the Company’s primary operations. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These adjusted financial measures should not be considered in isolation or as a substitute for results reported under U.S. GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with U.S. GAAP results, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review Company financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Reconciliation of Net Income to Adjusted Operating Profit and Adjusted EBITDA

	Three months ended		Nine months ended
	April 30,		April 30,
(In millions)	2022	2021	2022	2021
Net Income	$546	$369	$1,542	$798
Loss (income), discontinued operations (net of tax)	—	3	(25)	167
Provision for income taxes	144	120	416	247
Interest expense, net	22	28	71	78
Other Loss (income)	—	—	2	(1)
Non-GAAP adjustments(1)	5	(2)	12	3
Amortization of acquired intangibles	30	41	84	101
Adjusted Operating Profit	747	559	2,102	1,393
Depreciation & impairment of PP&E	35	32	105	97
Amortization & impairment of non-acquired intangibles	13	11	50	27
Adjusted EBITDA	$795	$602	$2,257	$1,517

(1) For both the three and nine months ended April 30, 2022 and 2021, non-GAAP adjustments primarily relate to the Company’s listing in the United States. In 2021, both the three and nine month periods also include the release of business restructuring provisions.

Reconciliation of Net Income to Adjusted Net income and Adjusted EPS

	Three months ended		Nine months ended
	April 30,		April 30,
(In millions, except per share amounts)	2022	2021	2022	2021
Net Income	$546	$369	$1,542	$798
Loss (income) from discontinued operations (net of tax)	—	3	(25)	167
Income from continuing operations	546	372	1,517	965
Non-GAAP adjustments(1)	5	(2)	12	3
Amortization of acquired intangibles	30	41	84	101
Discrete tax items(2)	(33)	—	(72)	(54)
Tax impact of non-GAAP adjustments(2)	(2)	(11)	(12)	(26)
Adjusted Net Income	$546	$400	$1,529	$989

Adjusted earnings per share:
Basic	$2.52	$1.79	$6.97	$4.42
Diluted	$2.50	$1.78	$6.93	$4.39
Weighted average number of shares outstanding:
Basic	217.1	223.9	219.5	223.9
Diluted	218.0	225.3	220.6	225.3
(1) For both the three and nine months ended April 30, 2022 and 2021, non-GAAP adjustments primarily relate to the Company’s listing in the United States. In 2021, both the three and nine month periods also include the release of business restructuring provisions.
(2) In 2022, the discrete tax adjustments primarily relate to the release of uncertain tax positions following the closure of tax audits and prior year adjustments, including amended tax return items and the tax impact of non-GAAP adjustments primarily relate to the tax impact of amortization of acquired intangibles. In 2021, the discrete tax adjustments primarily relate to the release of uncertain tax positions following the closure of tax audits and the tax impact of non-GAAP adjustments primarily relate to the tax impact of amortization of acquired intangibles.

Net Debt : Adjusted EBITDA Reconciliation
To assess the appropriateness of its capital structure, the Company’s principal measure of financial leverage is net debt to adjusted EBITDA. The Company aims to operate with investment grade credit metrics and keep this ratio within one to two times.
Net Debt
Net debt comprises bank overdrafts, bank and other loans and derivative financial instruments, excluding lease liabilities, less cash and cash equivalents. Long-term debt is presented net of debt issuance costs.

(In millions)	April 30, 2022	April 30, 2021(3)
Long-term debt(1)	$3,221	$2,606
Short-term debt(2)	300	1,529
Derivative liabilities (assets)	14	(26)
Cash and cash equivalents(2)	(1,160)	(3,275)
Net Debt	$2,375	$834
(1) Long-term debt as of April 30, 2022 reflects the Company’s $1 billion bond financing completed in April 2022.
(2) As of April 30, 2021, these lines include $1.5 billion, in equal and offsetting amounts within cash and cash equivalents and short-term debt related to the Company’s cash pooling arrangements which are presented on a gross basis.
(3) A balance sheet as of April 30, 2021 has not been presented herein.

Adjusted EBITDA (Rolling 12-month)
Adjusted EBITDA is net income before charges/credits relating to depreciation, amortization, impairment and certain non-GAAP adjustments. A rolling 12-month adjusted EBITDA is used in the net debt to adjusted EBITDA ratio to assess the appropriateness of the Company’s financial leverage.

(In millions, except ratios)	Twelve months ended as of April 30,
	2022	2021
Net income	$2,216	$1,095
(Income) loss from discontinued operations (net of tax)	(34)	179
Provision for income taxes	401	317
Interest expense, net	82	98
Other Loss (income)	2	(7)
Non-GAAP adjustments(1)	20	86
Depreciation and amortization	312	306
Adjusted EBITDA	$2,999	$2,074
Net Debt: Adjusted EBITDA	0.8x	0.4x
(1) For the twelve months ended April 30, 2022, the non-GAAP adjustments primarily relate to costs in connection with the Company’s listing in the United States. For the twelve months ended April 30, 2021, the non-GAAP adjustments primarily related to restructuring costs in response to the COVID-19 pandemic.

Ferguson plc
Condensed Consolidated Statements of Earnings
(unaudited)

	Three months ended April 30,		Nine months ended April 30,
(In millions, except per share amounts)	2022	2021	2022	2021
Net sales	$7,284	$5,916	$20,595	$16,225
Cost of sales	(5,079)	(4,091)	(14,274)	(11,307)
Gross profit	2,205	1,825	6,321	4,918
Selling, general and administrative expenses	(1,415)	(1,221)	(4,091)	(3,404)
Depreciation and amortization	(78)	(84)	(224)	(225)
Operating profit	712	520	2,006	1,289
Interest expense, net	(22)	(28)	(71)	(78)
Other (expense) income, net	—	—	(2)	1
Income before income tax	690	492	1,933	1,212
Provision for income taxes	(144)	(120)	(416)	(247)
Income from continuing operations	546	372	1,517	965
(Loss) income from discontinued operations (net of tax)	—	(3)	25	(167)
Net income	$546	$369	$1,542	$798

Earnings per share - Basic:
Continuing operations	$2.52	$1.66	$6.91	$4.31
Discontinued operations	—	(0.01)	0.11	(0.75)
Total	$2.52	$1.65	$7.02	$3.56

Earnings per share - Diluted:
Continuing operations	$2.50	$1.65	$6.88	$4.28
Discontinued operations	—	(0.01)	0.11	(0.74)
Total	$2.50	$1.64	$6.99	$3.54

Weighted average number of shares outstanding:
Basic	217.1	223.9	219.5	223.9
Diluted	218.0	225.3	220.6	225.3

Ferguson plc
Condensed Consolidated Balance Sheets
(unaudited)

(In millions)	April 30, 2022	July 31, 2021(1)
Assets
Cash and cash equivalents	$1,160	$1,335
Accounts receivable, net	3,431	2,786
Inventories	4,113	3,273
Prepaid and other current assets	821	732
Assets held for sale	3	3
Total current assets	9,528	8,129
Property, plant and equipment, net	1,332	1,305
Operating lease right-of-use assets	1,174	1,102
Deferred income taxes, net	202	240
Goodwill	1,935	1,828
Other intangible assets, net	628	546
Other non-current assets	507	559
Total assets	$15,306	$13,709

Liabilities and shareholders' equity
Accounts payable	$3,630	$3,030
Short-term debt	300	36
Current portion of operating lease liabilities	328	263
Other current liabilities	1,862	1,409
Total current liabilities	6,120	4,738
Long-term debt	3,221	2,512
Long-term portion of operating lease liabilities	843	827
Other long-term liabilities	619	629
Total liabilities	$10,803	$8,706
Total shareholders' equity	4,503	5,003
Total liabilities and shareholders' equity	$15,306	$13,709
(1) Certain prior year amounts have been reclassified to conform with current year presentation.

Ferguson plc
Condensed Consolidated Statement of Cash flows
(unaudited)

(In millions)	Nine months ended April 30,
	2022	2021
Cash flows from operating activities:
Net income	$1,542	$798
(Income) loss from discontinued operations	(25)	167
Income from continuing operations	1,517	965
Depreciation and amortization	224	225
Stock-based compensation	44	58
Net loss (gain) on disposal of assets & impairment	14	(5)
Increase in inventories	(808)	(493)
Increase in receivables and other assets	(636)	(434)
Increase in accounts payable and other liabilities	446	492
Decrease in income taxes payable	(120)	(43)
Decrease in other operating activities	—	(3)
Net cash provided by operating activities of continuing operations	681	762
Net cash provided by operating activities of discontinued operations	—	29
Net cash provided by operating activities	681	791
Cash flows from investing activities:
Purchase of businesses acquired, net	(287)	(239)
Capital expenditures	(195)	(177)
Proceeds from the sale of assets	3	15
Other investing activities	(9)	(21)
Net cash used in investing activities of continuing operations	(488)	(422)
Net cash provided by investing activities of discontinued operations	25	380
Net cash used in investing activities	(463)	(42)
Cash flows from financing activities:
Purchase of own shares by Employee Benefit Trust	(92)	—
Purchase of treasury stock	(918)	(139)
Repayments of debt	(575)	(305)
Proceeds from debt(1)	1,578	1,306
Cash dividends	(364)	(460)
Other financing activities	—	4
Net cash (used in) provided by financing activities	(371)	406
Change in cash, cash equivalents and restricted cash	(153)	1,155
Effects of exchange rate changes	(19)	(1)
Cash, cash equivalents and restricted cash, beginning of period	1,342	2,130
Cash, cash equivalents and restricted cash, end of period(1)	$1,170	$3,284
(1) In the nine months ended April 30, 2022, proceeds from debt reflects the $1 billion bond financing completed in April 2022. In the nine months ended April 30, 2021, these lines include $1.5 billion, in equal and offsetting amounts within cash and cash equivalents and short-term debt related to the Company’s cash pooling arrangements which are presented on a gross basis. This did not represent new debt to the Company.